Filed by Hughes Electronics Corporation
                               Subject Company - Hughes Electronics Corporation
                                                 and General Motors Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 000-26035



[ECHOSTAR LOGO]                                                   [HUGHES LOGO]
5701 South Santa Fe Drive                                          P.O. Box 956
Littleton, CO 80120                                       200 N. Sepulveda Blvd
                                                      El Segundo, CA 90245-0956

--------------------------------------------------------------------------------

          ECHOSTAR, DIRECTV CEOS TESTIFY ON BENEFITS OF PENDING MERGER
                    BEFORE U.S. SENATE ANTITRUST SUBCOMMITTEE

    COMPANIES SAY THEY WILL BRIDGE `DIGITAL DIVIDE' WITH AFFORDABLE BROADBAND
          SATELLITE INTERNET SERVICE, LOCAL TV CHANNELS IN EVERY MARKET


           EL SEGUNDO, CA AND LITTLETON, CO, MARCH 6, 2002 - The chief executive officers of EchoStar Communications Corporation (Nasdaq: DISH) and Hughes Electronics Corporation's DIRECTV, Inc. (NYSE: GMH) testified today before the U.S. Senate Committee on the Judiciary, Subcommittee on Antitrust, Competition, and Business and Consumer Rights about the tremendous benefits the merger of EchoStar and HUGHES will bring to U.S. consumers. As previously announced, the combined direct broadcast satellite (DBS) company plans to deliver local broadcast TV channels in all 210 Designated Market Areas (DMAs) in the United States and provide competitively priced satellite-delivered broadband to every American, all at nationwide pricing. The merger will allow the combined company to offer more effective competition to the dominant cable companies.

           The CEOs outlined to the legislators a technically and commercially feasible "Local Channels, All Americans" plan developed by DISH Network and DIRECTV engineers that will allow the merged company to offer every consumer in the United States, including Alaska and Hawaii, access to satellite-delivered local television signals.

            "Today, only those who live in the 42 television markets in which DIRECTV and DISH Network offer local channels - about 65 million households - have a fully competitive multi-channel alternative to cable," said Eddy Hartenstein, chairman and CEO of DIRECTV, in his testimony. "That leaves 42 million households without a true competitive alternative to cable."

           Hartenstein continued, "Without the merger, the most markets that each company would serve with local channels as a standalone provider, both for technical and economic reasons, would be about 50 to 70. Needless to say, the local broadcasters I've talked to in the last week are thrilled that they will gain satellite carriage as a result of the merger."

           The companies are seeking authority to launch and operate a new spot-beam satellite that, when combined with four existing and under-construction EchoStar and DIRECTV spot-beam satellites and spectrum efficiencies achieved by combining frequencies from three of the companies'orbital locations, will enable the merged company to broadcast local TV channels in all 210 DMAs, including full compliance with federal must carry requirements. The merger eliminates carriage of duplicative content - a total of more than 500 identical channels - from the DIRECTV and DISH Network satellites which, when coupled with advanced spot-beam satellites and efficiencies created by the merger, would enable local channel delivery in all U.S. DMAs.

           The EchoStar and HUGHES merger also will eliminate the so-called "digital divide" by making satellite-delivered high-speed Internet access a viable alternative for all Americans.

           "There are the digital `haves' who are located primarily in the major metropolitan areas," said Charles Ergen, chairman and CEO of EchoStar. "But in rural America today, there's what I like to call a `no-opoly.' Nobody, not the cable companies, not the phone companies, is providing broadband service."

           Ergen added, "The merger will bridge the digital divide by providing consumers in every community in America with a competitively priced high-speed broadband solution."

           Consumers across the country will receive programming from the merged DBS service via one small satellite dish and will pay the same rate card for services, regardless of where they reside.

           "If you live in the 36-person town of Cedar Rapids, Wisconsin, you will be able to get the same benefits of our head-to-head competition with cable and DSL as a person living in New York City," Ergen said. "Your child will be able to do research for her term paper on the Internet as easily as a child living in the city. And both families will pay the same price for their video programming and Internet access service."

           The combined EchoStar-HUGHES will also offer more high definition channels, new interactive services, expanded national programming networks and additional educational, specialty and foreign-language programming.

           The ability of the combined company to serve all 210 DMAs with local channels is contingent upon the proposed HUGHES-EchoStar merger receiving the necessary government approvals from the Federal Communications Commission and U.S. Department of Justice, and the successful launch of three new spot-beam satellites. Implementation of the "Local Channels, All Americans" plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter. The proposed transaction is also subject to review by the Internal Revenue Service, and requires approval by a majority of GM $1-2/3, GM Class H and EchoStar shareholders.

CONTACTS:

HUGHES ELECTRONICS              ECHOSTAR COMMUNICATIONS            DIRECTV

MEDIA
GEORGE JAMISON, 310-662-9986    JUDIANNE ATENCIO, 303-723-2010     BOB MARSOCCI, 310-964-4656
RICHARD DORE, 310-662-9670      MARC LUMPKIN, 303-723-2020         ROBERT MERCER, 310-964-4683


DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 7 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.directv.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                                       ###